June 2, 2011

JoAnn M. Strasser, Esq.
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

Re: Vertical Capital Income Fund
       File Nos. 333-173872 and 811-22554

Dear Ms. Strasser:

      We have reviewed the registration statement on Form N-2 for Vertical Capital Income Fund (the "Fund") filed with the Commission on May 3, 2011, in connection with the proposed continuous offering of shares of its beneficial interests. The Fund is an interval fund with a fundamental policy to make quarterly repurchases of its shares. Based upon our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Prospectus Summary
Investment Objective and Policies
Investment Strategies

1. Disclosure in these sections states that the Fund invests in debt securities that are secured by residential real estate (i.e. mortgage loans and related notes and security agreements in the form of a mortgage or deed of trust). Section 3(c)(5)(C) of the Investment Company Act of 1940 excludes from the definition of "investment company" any person not engaged in the business of issuing redeemable securities who is primarily engaged "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Accordingly, based upon the Fund's proposed principal investment strategy, please provide your legal analysis and any support for your view that the Fund is not excluded from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act of 1940. We may have additional comments based upon your response.

2. Disclosure in these sections states that the Fund invests in debt securities issued by private issuers in the real estate sector that are secured by residential real estate (i.e. mortgage loans and related notes and security agreements in the form of a mortgage or deed of trust). It is our view that privately issued asset-backed securities, including mortgaged-backed securities, represent investments in an industry for purposes of the fundamental policy on industry concentration. Accordingly, please revise the disclosure here and throughout the registration statement to reflect that the Fund will concentrate in an industry or group of related industries related to its investment in debt securities backed by residential real estate. In addition, please add disclosure identifying the industry or industries, and describing the risks associated with concentration in such industry or industries.

3. Please clarify that the Fund may invest substantially all its assets in subprime mortgages held by individual homeowners. Also, please clarify whether the Fund will purchase individual mortgages or will the Fund purchase an interest in a pool of mortgages. Finally, please clarify whether the Fund will limit its investment to only United States mortgages.

4. Disclosure states that the Fund will purchase securities "issued by issuers in the real estate sector." Please disclose the entities or persons from whom the Fund will purchase its portfolio of real estate-backed securities.

5. Please add disclosure identifying the types of "collateral" backing the Fund's investment in real estate-backed debt securities.

6. Please disclose the strategy and risks relating to the Fund proposed investment of "up to 20% of the Fund's assets in non-performing notes secured by residential real estate."

Summary of Risks

7. Under a separate heading, please disclose the risks associated with holding defaulted securities, including those securities in which the issuer has sought bankruptcy protection. Also, please add disclosure here stating that the Fund "anticipates a significant likelihood of default" by issuers of its real estate-backed debt securities.

8. Please add disclosure to the section **Fixed Income Risk** stating that a rise in interest rates will cause an increase in the risk of default.

9. Please add risk disclosure that the real estate backing the Fund's investment in debt securities may be subject to certain environmental risks.

Summary of Fund Expenses

10. Please disclose in the Shareholder Transaction Expenses section of the table the Fund's $15 fee for the wire transfer of repurchase proceeds.

11. The table contains a line item **Acquired Fund Fees and Expenses** relating to the Fund's indirect costs of investing in other investment companies. Please add disclosure to the **Prospectus Summary** of the Fund's proposed investment in other investment companies.

12. Footnote 3 provides that the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including organizational and offering expenses with certain exceptions) to the extent that such expenses exceed 1.85% of the Fund's average daily net assets. Please include in footnote 3 an estimate of the following:

    - The size of the offering in dollars and shares;
    - The total offering costs in dollars and costs per share;
    - The offering costs expected to be paid by the Adviser in dollars and costs per share; and
    - The offering costs expected to be paid by the Fund in dollars and costs per share.

Use of Proceeds

13. Please revise the disclosure in the section to clarify how long it will take to invest all or substantially all the proceeds from the offering in accordance with the Fund's investment objective. **See** Guide 1 of Form N-2.

Statement of Additional Information

Fundamental Policies

14. Disclosure states that the Fund will invest primarily in securities issued by issuers in the real estate sector which will be secured by residential real estate. Please revise fundamental policy (4) to state that the Fund will concentrate in the industry or group of related industries connected to the Fund's investment in privately issued mortgage backed securities.

General Comments

15. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

18. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

19. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure.

    Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel